 Exhibit 99.4

Common TV Address

COMMON TV ADDRESS

Q4 & FY 2016 RESULTS

April 15, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Executive Vice President & Chief Financial Officer

PRESS

Rukmini Rao

Bloomberg TV India

Kritika Saxena

CNBC

Chandra

ET NOW

Vishal Sikka

Good morning everyone. We are really pleased with the results that we have just announced. We are bullish on the year ahead and yet we feel that there is a lot more still needs to be done. Myself, Pravin and Ranga, we are here, relaxed today. It is a holiday, looking forward to some questions from all of you.

Rukmini Rao

Good Morning, Gentlemen. Rukmini Rao from Bloomberg TV India. Vishal, the revenue guidance that you have given, want to understand from you where are you getting this confidence for this strong dollar revenue guidance that you have given? Also, Pravin and Ranga, want to understand from you, the BFSI vertical has seen a little bit of softness and also repeat business side we have seen almost 1% repeat business being down. Also on the top-5 client side we are seeing a little bit of softness. If you can help us understand what is really happening?

Vishal Sikka

We are quite happy about our team’s performance. The initiatives that we have started around renewing our existing services using Automation and grassroots innovation in everything we do, they are really getting adopted very well. I am very proud of what our team led by Ravi has done in the renewal of services. We had a great performance in Automation in the last quarter. We have got 1,700 people equivalent of effort saved because of Automation. Design Thinking has become an integral part of the work that we do and so forth. I am really happy that the new things that we have been working on, the platform work, the work on Skava and Panaya, which are our acquisitions as well as the new initiatives that we have started around Design Thinking and doing extraordinary new kinds of projects have also been kicking in. We had great performance in the large deals area. We did about $757 mn in Q4. That is not including two additional large what we call “framed deals” that we are not counting in there. If you look at the year, we had significantly higher; we had $1.9 bn in FY15 and we did more than $2.7 bn in FY16. So we are really happy with the large deal performance there and obviously that sets a good base for the future. When you look at the trajectory of the innovation and automation initiatives and the large deal wins and the pipeline that we see, we feel good about the future. Obviously, as our visibility improves, we will keep taking a look at it and seeing how we are doing.

Pravin Rao

Coming to your question on BFSI, we are seeing some softness in the Insurance segment. So this quarter BFSI grew at 0.2% on a constant currency basis. But if you ignore Insurance piece, the rest of the business grew at about 1.6% on a constant currency basis. Similarly, if you look at on a yearly basis, including Insurance it grew over 12% but if you exclude Insurance it was over 15% on a yearly basis. So we are seeing tremendous amount of traction and momentum in the BFSI space excluding Insurance. Out of the 6 large deals that Vishal talked about, 1 of them was in this space. In addition to that, we have 2 Frame deals where we have TCV of $470 mn, but since it is not committed, we are not counting it as part of large deals. So barring Insurance, we are very optimistic about the BFSI space, we are seeing good traction, good discretionary spend and so on.

Vishal Sikka

Even in Insurance, Pravin, we have seen quite good results that we are just starting to see and that will take some more time to develop. So we are not worried in the BFSI at all.

Ranganath D. Mavinakere

I think as both Vishal and Pravin said, Q4 has been a very satisfying quarter. Traditionally, if you look at last couple of years for us, Q4 has been seasonally very soft quarter. In fact, as recent as last year of Q4 degrew by 2.6%. So Q4 is also very important for the following year. Every 1% higher growth in Q4 improves the prospects for the following year by 1 full percentage point. So the good exit rate is always good. Coming back to the question on the guidance, we always believe that based on the visibility that we have, given the fact that we have had a good exit rate in Q4 as compared to the earlier years, so that is what the guidance is really about. Coming back to the top account growth that you mentioned, if you look at the top-10 accounts they have grown 12.3% in constant currency year-on-year and if I were to compare the same number last year it was about 1.3%. So if you look at quarter-on-quarter basis there will be seasonalities, certain accounts will have certain typical patterns. But probably the more secular number is really the year-on-year growth. We will continue to focus on the top account growth and as Vishal mentioned, on the deal wins. The deal trajectory used to be close to about $450-500 mn per quarter. So the trajectory is improving. More importantly, other element of Q4 has been the operating margin improvement. It is not just rupee. Rupee probably helped to some extent, but there has been improvement in the subcontractor cost as a percentage of revenue. If you remember last quarter we had discussed about it. That has come down as a percentage from 6.3% to 5.6%, that did help. Also, utilization including trainees also moved up during the quarter. That plus rupee overall helped and we also gave a higher variable payout this quarter as compared to last quarter.

Kritika Saxena

Hi Gentlemen, Congratulations. Kritika Saxena from CNBC. As always first question to Vishal. In terms of the deal pipeline, the guidance is very strong yes, but there are headwinds around the corner that most analysts have adhered to or spoken about. So what according to Infosys based on the deal pipeline are the immediate headwinds that you are seeing? Pravin, attrition has gone down significantly and you are now at your comfort level. How much more can attrition go down and what is the range that you are looking at for the next one year? Ranga, ever since you have come on board, there has been an outperformance in terms of margins. I know you cannot give specific guidance; you have guided to 24-26% with QoQ being stronger. Could it inch higher?

Vishal Sikka

The growth that we see ahead, obviously, there are always headwinds in certain industries - Energy continues to be under stress, Telecom, also parts of Retail. So there is always that stress. Then in our business, declines or ramp downs always have immediate impact in terms of a downturn and we had some accounts this last quarter that degrew as it happens all the time. There are always those headwinds. I do not subscribe to this idea around the big, secular forces and so forth. Obviously, there are massive forces that impact everybody. But by and large what we see is that the world around us, every industry around us is going through a very deep-rooted transformation based on the power of Digital Technologies, based on the power of Computing, Cloud and especially Artificial Intelligence. We are extremely well suited in this area, on the one hand optimize the existing business operations of our client, we are starting to work on some extremely exciting projects in areas around IT optimization using Artificial Intelligence and so forth. So I am quite positive that regardless of the challenges, by and large the atmosphere is one where a well-equipped services company like the Infosys that we are working hard to create, can have great success and the best is still in front of us.

Pravin Rao

On the attrition front, as you rightly said that 12.6% is probably one of the lowest in recent times. It has come down from 13.4% in the previous quarter and it has been a significant one. Historically, in the industry in the past we have seen attrition in the range of 11-13% and that is definitely the comfort zone. But having said that, we do not look at it saying that the job is done. We need to continue to engage people, we will continue to create an environment where we make it a very easy place for people to work, an exciting place for people to work. So there are many initiatives that are in progress. Some of the initiatives like Zero Distance, Zero Bench, apart from the other outcomes of driving growth, creating innovative culture in the company. But it is also doing a lot in terms of improving the employee engagement. Even last quarter as well, we launched a few more programs to improve the engagement. We have launched a portal called ‘COMPASS’ where people can share their profile, it is similar to Facebook kind of thing. They can do it in a very creative and funny way. At the same time they have visibility to all opportunities that are available in the company for them to bid for and so on. So there are multiple things, there is apprenticeship program that we again launched last quarter on a pilot basis. We will continue to look at newer ways of engaging people and making it an exciting place to work and driving more productivity. We are right now in the comfort zone but there is definitely no target saying that this is it or anything, but right now we are fairly comfortable where we are.

Ranganath D. Mavinakere

Coming to the operating margins point that you raised, in Q4 it has improved to 25.5% as compared to 24.9%. It had a combination of rupee, combination of improvement of utilization, included improvement in the sub-con expenses part and also we had a pricing decline as well. If you look at the 0.6% growth, the math is very simple. Utilization helped us 0.2% and the sub-con expenses helped 0.2% and the pricing decline brought it back by -0.4% and the rupee 60 basis points. So that is a simple math. I think the operational efficiency parameters, we need to continue to improve. Coming to our margin guidance, we continue to state 24%-26% band. We have lot of work to do there. For example, we still have scope for improving the utilization. This quarter was 80.1% and we believe that consistently we have kept above 80% this year and we do believe that we have certain levers to improve it further; likewise the onsite effort mix this quarter was 29.6% which has gone up actually over the last two years and we do believe that we need to focus on it and bring it down gradually. If you look at the onsite roll ratios, another one which we have started to more focus on. Of course, there are multiple levers that we have. We will continue to work on those. Right now, we do believe that the band of 24-26% is where our comfort level is.

Chandra

Chandra from ET NOW. Vishal, I have a two-part question to you; first one is yes/no. Would you say you have reclaimed the bellwether tag based on the last four quarters and your guidance? Secondly, sometimes during this quarter, the next quarter you will cross the $10 bn milestone and you have guided to double that over the next 3-years as per your 2020 target. Give us the concrete plan on how you will do this? Are you happy/unhappy with where you are in terms of the $20 bn revenue, 30% margin and the revenue per employee? Pravin, if you can take us through the TCV for the last quarter and also the ideal TCV that you will see in FY17? Ranga, 24%-26%, you reiterated that, but analysts are worried because they feel that Infosys is perhaps banking too much on the Automation gains and its price-to-win approach. So how would you really assuage these concerns that beyond utilization, some of these gains will help you maintain that margin trajectory going forward?

Vishal Sikka

That is a great question. Unfortunately, it is not a question for me to answer, the others outside of our system have to do things like ‘bellwether, market leading’ and all this is for outside. For us I deeply believe in this idea that a great services company, for the times that we are living in, the times that we are entering in, can really help the world with this massive challenge that is showing up in every industry, in every business, where incumbents fear for their very existence around what digital technology means for them. We are a company with 170,000 people who can write code. That is such a tremendous opportunity. The ability that we have to teach our employees, the ability that our employees have to deliver value to our clients, it is so amazing that I see indeed a next-generation leading IT company that can come in and help every business, every major company, go through this great transformation that is in front of it, whether it is in simplifying and renewing the existing systems or going into these incredible new areas where information technology, where digital technology can have such a massive impact, create new business models, create new simplifications, new experiences. We are incredibly excited about technologies, like virtual reality, AI, having such a profound impact on the business that we have. I always like to think of the revenue, the margin achievements that we get as consequences of the work that we do, not as goals of what we do. The kind of Infosys that I am committed to building, that our team Pravin, Ranga, myself, Ravi, Mohit, Sandeep and our entire leadership team is committed to building is one where the power of automation, is in fact, still a massive power that is in front of us, that is by no means something that we are overemphasizing and I think the potential of that is much higher than what we are seeing right now. The bandwidth that people fear from the automation that creates an opportunity for them to innovate, if we execute on that sort of opportunities, we will not only have achieved our 2020 goals, I think we will have ended up creating a completely new kind of an IT services company and that is our endeavor.

Chandra

In terms of the concrete plan towards that both in terms of margin, revenue for employee?

Vishal Sikka

Steve Jobs also said that you only connect the dots looking backwards. So I think when we are sitting in 2021 we will look back on how we got there. I would love to have a great conversation about it. For now, what we see is that we look at a mix of Renew, New and Inorganic and when we look at December 2020 achievement of this $20 bn number, our goal, our aspiration, our endeavor is to get to $16.5 bn out of the $20 bn through the renewal of our existing, $2 bn through the new services that we are working on and $1.5 through inorganic. Every day that goes by, I continue to feel comfortable that we will get there. Yet, here and now we have to focus on what we are seeing and head towards that kind of a path. So it would be wrong for me to tell you that here is a set of things that will happen in the next 14-15-16 quarters or whatever remains between now and then. But as time goes by, we continue to feel confident about that long-term aspiration and yet we are giving guidance and the visibility based on what we see right now.

Pravin Rao

On the large deal space, we have won 6 large deals this quarter, $757 mn in TCV. Apart from that, as I said earlier, there were two other deals where there is no committed value but we know that over the deal term we will win about for $470 mn incremental. For the year we have won 21 large deals, $2.8 bn and which is about 45% more than what we did the previous year. So in terms of trend, it is turning in the right direction. The pipeline is healthy. More importantly, of the 6 deals we won, we won 3 in Europe and 3 in North America, that is a good mix. Across industries, we won 2 in Retail, 1 in Services, 1 in Financial Services, 1 in Life Sciences and 1 in ECS space. Even when we look at the pipeline, it is broad-based both in Europe and Americas as well as across sectors. So we are fairly comfortable. At the beginning of the year, we wanted to move the average win rate to close to $1 bn per quarter, we are almost there. We were close in Q2 and now we are almost close in Q4 as well if you ignore the ‘framework’ deal. So, our expectation is we will continue to push in that direction and anything upward of $1 bn plus for the quarter is what we would aim for and continue to push.

Ranganath D. Mavinakere

On the question on margin, while we have given the band range of 24-26%, Vishal continues to challenge us towards the trajectory. What I was saying earlier was that there are operating efficiency parameters which we do feel that there is a significant scope for improvement. We will continue to focus on that, but we will not limit ourselves to only that. For example, Automation and the new services also have to kick in in terms of operating margin improvement. But in the near-term to medium-term, while we continue to focus on the Automation and the new services benefits, but if we look at this quarter for example the subcontractor and the utilization piece is where a lot of focus went in, so we will continue to focus on those four or five levers which is onsite mix, roll ratios, utilizations, subcontractor expenses plus the kick in benefits of automation. But in the short-term, I think the relative emphasis in terms of outcomes that you see would be on the first set. That is the point that we are trying to make.